

Mail Stop 4546

October 25, 2016

VIA E-mail
Eric d'Esparbes
Senior Vice President, Finance and Chief Financial Officer
Innoviva, Inc.
2000 Sierra Point Parkway, Suite 500
Brisbane, CA 94005

> **Re: Innoviva, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **Form 8-K dated July 28, 2016**
> **Filed July 28, 2016**
> **File No. 000-30319**

Dear Mr. d'Esparbes:

We have reviewed your September 22, 2016 response to our comment letter and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015
Notes to Consolidated Financial Statements
1. Description of Operations and Summary of Significant Accounting Policies
Segment Reporting, page 59

1. Please refer to your response to our prior comment 1 and to your response to our prior comment 2 regarding your consideration for providing disaggregated disclosure of capitalized fees by country. The royalties you earn are the result of sales by GSK, your sole customer, and it appears that recovery of your capitalized fees depends on these sales. It is not clear to us why you believe disclosing royalties attributable to major geographic location with disclosure of the basis of that attribution would be misleading. On the contrary, it would appear such disclosure would be material and informative and within the requirements of

ASC 280-10-50-40 and 50-41 and ASC 280-10-55-2. Further, given the nature of capitalized fees and that their recovery is dependent on sales by GSK for which you receive royalties, tell us why disclosure of capitalized fees by major geographic location for which the related royalties are received with disclosure as to the basis for such disclosure would not be meaningful and within the requirements of ASC 280-10-50-40 and 50-41 and ASC 280-10-55-2.

Form 8-K filed July 28, 2016
Exhibit 99.1

2. Please refer to your proposed revised disclosure in response to our prior comment 3. Tell us why use of your non-GAAP measures to assess "the ability of Innoviva's assets to generate cash sufficient to pay interest costs and support its indebtedness" does not contradict your assertion that the measures are not intended to represent cash flow and do not represent a measure of liquidity or cash available for distribution.

You may contact Jim Peklenk, Senior Staff Accountant at (202) 551-3661 or Jim Rosenberg, Senior Assistant Chief Accountant at (202) 551-3679 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3474.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance